March 31, 2026

Jonathan Cross
Chief Executive Officer
Shefford Small Business, Inc.
1852 Banking Street Suite 29551
Greensboro, North Carolina 27408

       Re: Shefford Small Business, Inc.
           Amendment No. 1 to Registration Statement on
           Form 10-12G/A
           Filed March 16, 2026
           File No. 000-56818
Dear Jonathan Cross:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Form 10-12G/A filed on March 16, 2026
Description of Business, page 2

1. We note your response to comment 2 and revised disclosure. Please also briefly state that
       "in consideration for the 1,000,000 shares, as of the date of this registration statement,
       Mr. Cross has paid approximately $365 of expenses on behalf of the company".
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 31, 2026
Page 2

       Please contact Peter McPhun at 202-551-3581 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction